Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces Fourth Quarter 2010 Transactions

Amsterdam, The Netherlands; January 12, 2010 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of the following transactions during the fourth quarter 2010:

•                  Signed new lease agreements for 13 aircraft,

•                  Delivered eight aircraft and 18 engines under lease agreements,

•                  Purchased four aircraft and nine engines,

•                  Sold five aircraft and three engines,

•                  Disassembled four aircraft and four engines,

•                  Signed an agreement with The Boeing Company covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft and five purchase rights (previously disclosed),

•                  Closed a transaction with Waha Capital which included the acquisition of a 40% stake in Waha’s 16-aircraft-portfolio (previously disclosed; aircraft to be included under ‘managed portfolio’ going forward), and

•                  Signed agreements for $791 million of debt facilities.

	Fourth Quarter 2010			Full Year 2010
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	12	1	13	24	2	26
Aircraft (Letters of Intent)	7	—	7	7	—	7
Deliveries
Aircraft	7	1	8	48	3	51
Engines	18	—	18	53	—	53
Purchases
Aircraft (Closed)	4	—	4	55	—	55
Engines (Closed)	9	—	9	24	—	24
Aircraft (Contract Signed, to be Delivered)	15	—	15	15	—	15
Aircraft (Letters of Intent)	—	—	—	1	—	1
Engines (Letters of Intent)	1	—	1	1	—	1
Sales
Aircraft (Closed)	3	2	5	16	4	20
Engines (Closed)	3	—	3	16	—	16
Aircraft (Contract Signed, to be Delivered)	—	—	—	4	—	4
Aircraft (Letters of Intent)	2	—	2	2	—	2

Lease Activities: Contracts Signed for Thirteen Aircraft and Eighteen Engines — Eight Aircraft Delivered

New Lease Agreements

AerCap signed 13 new lease agreements for aircraft in the fourth quarter 2010:

•                  Three Airbus A319s for Frontier Airlines (USA),

•                  Two Airbus A320s for Brussels Airlines (Belgium),

•                  One Airbus A320 for Donbassaero (Ukraine),

•                  One Airbus A320 for LAN Airlines (Chile),

•                  One Airbus A319 for LAN Airlines (Chile),

•                  One Airbus A320 for P.T. Metro Batavia (Indonesia),

•                  One Boeing B757-200 for Delta Airlines (USA),

•                  One Boeing 737-400 for Vision Airlines (USA),

•                  One Boeing B737-800 for Orenair (Russia), and

•                  One Boeing B737-400 for Nok Air (Thailand).

The average term of lease agreements for new aircraft signed during 2010 was 138 months. The average term of lease agreements for used aircraft was 62 months (including letters of intent).

AerCap entered into 18 engine lease agreements in the fourth quarter and delivered the engines to the lessees in the same period. Thirteen of the leased engines were CFM-56 engines, two were PW-4000 engines, two were V2500-A2 engines and one was a CF6 engine.

Deliveries

AerCap completed eight aircraft deliveries in the fourth quarter under contracted lease agreements:

•                  One new Airbus A330 for Hainan Airlines (China),

•                  Three Airbus A319s for Frontier Airlines (USA),

•                  One Boeing B757-200 for Delta Airlines (USA),

•                  One Airbus A320 for Hello Airlines (Switzerland),

•                  One Boeing 737-400 for Vision Airlines (USA) and

•                  One Airbus A320 for LAN Airlines (Chile).

Purchase Activities: Purchases Closed for Four Aircraft

During the fourth quarter, AerCap acquired two new Airbus A320s, one new Airbus A330 and one used Boeing B757.

AerCap also expanded its engine pool with the acquisition of nine CFM-56 engines and signed a letter of intent for the acquisition of one CFM-56 engine.

Sales Activities: Five Aircraft Sold

During the fourth quarter, AerCap closed sales transactions for two new Airbus A320s and one used Airbus A320 from its owned portfolio, and for one Boeing B737-300 and one Boeing B737-500 from its managed portfolio.

AerCap also sold three CFM-56 engines from its owned engine pool.

Disassembly: Four Aircraft and Four Engines Disassembled

In the fourth quarter, AerCap’s subsidiary AeroTurbine disassembled three aircraft and three engines from its own inventory, and one aircraft and one engine for third parties.

Boeing B737-800 Order

In November 2010, AerCap signed a letter of intent with The Boeing Company covering the purchase of up to 15 Boeing 737-800 aircraft, consisting of ten firm aircraft and five purchase rights (previously disclosed). The contract for this order was signed on December 23, 2010.

Debt Facilities: $791 Million Signed in the Fourth Quarter - $1.6 Billion in 2010 - $6.6 Billion Over the Last Three Years

AerCap signed agreements for $791 million of new debt facilities in the fourth quarter, a total of $1.6 billion in 2010, and a total of $6.6 billion in the last three years.

Portfolio Summary

As of December 31, 2010, AerCap’s portfolio consisted of 350 aircraft and 96 engines that were either owned, on order, under contract or letter of intent, or managed. This includes aircraft that AerCap added through the acquisition of Genesis Lease in March 2010 and the joint venture with Waha in November 2010.

The information in this press release also includes transactions completed by AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com